FOIA CONFIDENTIAL TREATMENT REQUEST.

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY COMMUNITIES, INC.

CERTAIN PORTIONS OF THIS LETTER FILED VIA EDGAR HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE SUCH OMISSIONS. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

May 30, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

Era Anagnosti, Staff Attorney

Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.
Registration Statement on Form S-1
File No. 333-195678

Dear Ms. Long:

On behalf of Century Communities, Inc., a Delaware corporation (the “Company”), and in response to Comment No. 1 in the letter, dated October 11, 2013, to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), initially filed on May 5, 2014, as amended by Amendment No. 1 filed on May 20, 2014 and Amendment No. 2 filed on May 30, 2014 (“Amendment No. 2”), this letter supplementally provides to the Staff information regarding the estimated price range of the Company’s common stock to be set forth in an amendment to the Registration Statement and in the preliminary prospectus to be delivered to investors during the Company’s road show.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a copy of the cover letter accompanying this letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company advises the Staff that based on current market conditions, the Company’s estimated initial public offering price range is expected to be a four dollar range with the bottom of the range to be

U.S. Securities and Exchange Commission

May 30, 2014

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY COMMUNITIES, INC.

CERTAIN PORTIONS OF THIS LETTER FILED VIA EDGAR HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE SUCH OMISSIONS. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

no less than $[***] per share and the top of the range to be no more than $[***] per share. The determination of this price range was based, in large part, on a combination of recent trades in the Company’s common stock by qualified institutional buyers in the secondary market, estimates of the Company’s common stock price by senior management of the Company and the underwriters for the initial public offering, and discussions among the board of directors of the Company, senior management of the Company, and representatives of the underwriters that took place on May 27, 2014 and May 28, 2014. Prior to May 27, 2014, the underwriters had not provided the Company with any formal valuation of the Company or related price range. The mid-point of the price range is [***] the fair value of $[***] per share as determined by the Company’s management and board of directors on [***], the last date on which the Company made grants of equity awards under its 2013 Long-Term Incentive Plan. The [***] determination of fair value per share was based on recent trades in our common stock by qualified institutional buyers in the secondary market and the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies—Stock-Based Compensation” on page 78 of Amendment No. 2.

The actual price range could vary based on changes to market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company, between the date of this letter and the date the preliminary prospectus is delivered to investors. The Company confirms it will disclose a price range in an amendment to the Registration Statement and in the preliminary prospectus delivered to investors during the Company’s road show.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.
Robert Francescon, Century Communities, Inc.
David Messenger, Century Communities, Inc.
William Wong, Esq., Greenberg Traurig, LLP
Howard Adler, Esq., Gibson, Dunn & Crutcher LLP